Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

LETTER FOR MAINTENANCE OF EXEMPTION

07026518

22 August 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 15

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the Interest of Employees Provident Fund Board, a Substantial Shareholder	09.08.2007, 15.08.2007 (2 sets), & 20.08.2007
2	Acquisition of a new Subsidiary – Modern Corner Sdn Bhd	09.08.2007
3	Proposed disposal of Westminster Travel Limited Group	10.08.2007
4	Notification pursuant to Paragraph 14.09 of the Listing Requirements	13.08.2007
5	Proposed disposal of the entire business and undertakings including all the assets and liabilities of the Company to Synergy Drive Berhad.	
	- approval of the Ministry of International Trade and Industry obtained	15.08.2007
	- approval of the shareholders of the company obtained	17.08.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/lg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/08/2007 05:51:18 PM
Reference No SD-070809-71CF4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 369,700 shares
Disposal of 250,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 01/08/2007	* 369,700	
Disposed	02/08/2007	250,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board.

* Nature of interest	:	Direct
Direct (units)	:	398,198,615
Direct (%)	:	15.78
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	398,198,615
* Date of notice	:	02/08/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 9th August 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/08/2007 05:18:29 PM
Reference No SD-070814-E69DC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 1,000,000 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 355,500 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 80,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 03/08/2007	* 355,500	
Disposed	03/08/2007	80,000	
Acquired	06/08/2007	1,000,000	

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.**
* Nature of interest	:	**Direct**
Direct (units)	:	**398,763,115**
Direct (%)	:	**15.8**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**398,763,115**
* Date of notice	:	06/08/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 14th August 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 15/08/2007 05:15:35 PM
Reference No SD-070815-EE5BE

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Mayban Investment Management Sdn Bhd
(Disposal of 50,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 08/08/2007	* 50,000	

*	Circumstances by reason of which change has occurred	: Disposal of shares by its Portfolio Manager.
*	Nature of interest	: Direct
	Direct (units)	: 398,713,115

Direct (%)	:	15.8
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	398,713,115
* Date of notice	:	08/08/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 14th August 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act . 1965

Submitted by S DARBY on 20/08/2007 05:23:50 PM
Reference No SD-070820-02256

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM 0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 1,205,000 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 80,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09/08/2007**	* **80,000**	
Acquired	**10/08/2007**	**881,700**	
Acquired	**14/08/2007**	**323,300**	

* Circumstances by reason of which change has occurred	:	**Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**399,838,115**

Direct (%)	:	**15.84**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**399,838,115**
* Date of notice	:	**14/08/2007**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 17th and 20th August 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 09/08/2007 05:51:13 PM
Reference No SD-070808-F348F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :
Acquisition of a new subsidiary - Modern Corner Sdn Bhd
(announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Consulting Sdn Bhd, had today acquired 2 ordinary shares of RM1.00 each in Modern Corner Sdn Bhd ("MCSB"), representing the entire issued and paid-up share capital of MCSB, for a total cash consideration of RM2.00.

MCSB was incorporated on 11 May 2007 and is currently dormant. Its intended principal activity is the marketing of food and agri-business products.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2008. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 9 August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 10/08/2007 05:19:44 PM
Reference No SD-070809-F9F57

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF WESTMINSTER TRAVEL LIMITED GROUP (Announcement pursuant to Chapter 9.19 (24) of the Listing Requirements)

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Travel Holdings Limited ("STH") had, on 9 August 2007, entered into a Share Purchase Agreement ("SPA") with Wealthy Aim Investments Limited ("WAIL") and SBI E2-Capital Limited (as guarantor for WAIL) for the disposal by STH of its entire equity interest in Westminster Travel Limited ("WTL"), comprising 28,000 "A" shares of HK$100 each and 12,000 "B" shares of HK$100 each representing 100% of the equity of WTL, to WAIL for a total cash consideration of HK$160,000,000 ("the Disposal"). The consideration was arrived at on a "willing buyer-willing seller" basis. WTL has the following subsidiary and associated companies ("the WTL Group"):-

		WTL's equity interest
a.	Jecking Tours & Travel Limited ("JTT")	100%
b.	Westminster Travel Limited (Taiwan) ("WTLT")	100%
c.	Sime Travel (Singapore) Private Limited ("STS")	100%
d.	Wincastle Travel (HK) Limited ("WTHK")	75%
e.	Marsman-Westminster Travel, Inc ("MWT")	50%
f.	Hogg Robinson Westminster Hong Kong Limited ("HRW")	49%

The WTL Group is principally engaged in the business of travel and tour agencies. Upon completion of the Disposal, WTL, JTT, WTLT, STS and WTHK will cease to be subsidiary companies of Sime Darby, and MWT and HRW will cease to be associated companies of Sime Darby.

The completion of the SPA is conditional upon, amongst others, the approvals of the Registrar of Travel Agents and the Travel Industry Council of Hong Kong and the delivery by STH of the audited accounts for the year ended 30 June 2007, being obtained or satisfied within three months from the date of the SPA. Completion of the Disposal will take place within five business days after the all conditions precedent have been satisfied or waived, as the case may be.

The Disposal is not expected to have a material effect on the earnings and net assets of the Sime Darby

The Disposal is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2008. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said disposal.

This announcement is dated 10 August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 13/08/2007 05:09:32 PM
Reference No SD-070809-D7D4A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

Notification pursuant to Paragraph 14.09 of the Listing Requirements

* Contents :-

Pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad, Sime Darby Berhad ("Sime Darby") wishes to announce that Mr Sekhar Krishnan, the Group Chief Financial Officer of Sime Darby had on 10 August 2007 acquired 190,000 ordinary shares of RM0.50 each in Sime Darby through the exercise of options pursuant to the Sime Darby Employees' Share Option Scheme as set out in Table 1 hereunder:-

This announcement is dated 13 August 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Date of Acquisition	Exercise Price	No. of shares acquired	No. of shares acquired as a percentage of issued shares
10.08.2007	34,000 options at RM4.90 per share 34,000 options at RM5.08 per share 34,000 options at RM5.47 per share 34,000 options at RM5.28 per share 54,000 options at RM5.41 per share	190,000	0.008

General Announcement
Reference No **MM-070815-61708**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**15/08/2007**

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**

(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL ASSETS AND LIABILITIES OF SIME DARBY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE");

(II) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY; AND

(III) PROPOSED ISSUANCE OF NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE

(COLLECTIVELY, THE "PROPOSALS")

Contents :

We refer to the announcement dated 30 May 2007.

On behalf of the Board of Directors of Sime Darby, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* is pleased to announce that the Ministry of International Trade and Industry ("**MITI**") has via its letter dated 15 August 2007, given its approval for the Proposals as well as for the similar proposals of Golden Hope Plantations Berhad, Mentakab Rubber Company (Malaya) Berhad, Kumpulan Guthrie Berhad, Guthrie Ropel Berhad, Highlands & Lowlands Berhad, Sime Engineering Services Berhad and Sime UEP Properties Berhad.

The approval of the MITI is subject to the approval of the Securities Commission ("**SC**") being obtained for the Proposals and compliance with the guidelines on the acquisition of interests, mergers and take-overs by local and foreign interests. The approval of the SC was obtained on 16 July 2007.

This announcement is dated 15 August 2007.

SIME LINK SDN BHD
(Company No. 224480-A)
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the income statement and balance sheet were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Company had been written down to amounts which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Company to meet its obligations as and when they fall due.

At the date of this report, there does not exist:

(a) any charge on the assets of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Company which has arisen since the end of the financial year.

At the date of this report, the Directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors:

(a) the results of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Company for the financial year in which this report is made.